UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No. 4)*

POINT.360

(Name of Issuer)

COMMON STOCK, NO PAR VALUE

(Title of Class of Securities)

730698107

(CUSIP Number)

Scott K. Ginsburg

DG FastChannel, Inc.

750 W. John Carpenter Freeway, Suite 700

Irving, TX 75039

(972) 581-2000

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

with a copy to:

William P. O’Neill, Esq.

Latham & Watkins LLP

555 Eleventh Street NW, Suite 1000

Washington, DC  20004

(202) 637-2200

August 13, 2007

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 730698 10 7

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) DG FastChannel, Inc. 94-3140772

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☐

3.	SEC Use Only

4.	Source of Funds (See Instructions) OO

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 12,165,846

	8.	Shared Voting Power 0

	9.	Sole Dispositive Power 12,165,846

	10.	Shared Dispositive Power 0

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 12,165,846

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 100.0%

14.	Type of Reporting Person (See Instructions) CO

Item 1.	Security and Issuer

This Amendment No. 4 to Schedule 13D (the “Schedule 13D”) relates to the common stock, no par value per share (the “Common Stock”), of Point.360, a California corporation (“Point.360”). DG FastChannel, Inc. (“DG FastChannel” or the “Reporting Person”) hereby amends and supplements Items 3, 4, 5, 6, and 7 of the Schedule 13D.

Item 3.	Source and Amount of Funds or Other Consideration
The disclosures contained in Item 4 below are incorporated by reference herein.

Item 4.	Purpose of Transaction

On April 16, 2007, Point.360 (“Point.360”), New 360, a newly-formed and wholly-owned subsidiary of Point.360 (“New 360”), and DG FastChannel, Inc. (“DG FastChannel”) entered into an Agreement and Plan of Merger and Reorganization (the “Merger Agreement”).  On June 27, 2007, pursuant to the Merger Agreement, DG FastChannel commenced an exchange offer (the “Offer”) for all outstanding shares of Point.360 common stock, no par value per share, including the associated preferred stock purchase rights (collectively, the “Shares”), pursuant to which each Share tendered and accepted by DG FastChannel would be exchanged for approximately 0.1895 of a share of DG FastChannel common stock, par value $0.001 per share (the “DG Common Stock”). The exact amount of shares of DG Common Stock paid per Share pursuant to the Offer (the “Offer Consideration”) was to be calculated by dividing 2,000,000 by the number of Shares (excluding Shares owned by DG FastChannel or Point.360) issued and outstanding immediately prior to the consummation of the Offer.  The initial expiration of the Offer was July 26, 2007.  On July 11, 2007, DG FastChannel extended the Offer period to expire at 12:00 midnight, New York City time, on Wednesday August 8, 2007.

Pursuant to a Contribution Agreement entered into by Point.360, DG FastChannel and New 360 on April 16, 2007 (the “Contribution Agreement”), prior to the consummation of the Offer, Point.360 contributed (the “Contribution”) to New 360 all of the assets owned, licensed or leased by Point.360 that are not used exclusively in connection with the business of Point.360 representing advertising agencies, advertisers, brands and other media companies which require services for short-form media content (the “ADS Business”), and New 360 assumed certain liabilities of Point.360. Prior to the consummation of the Offer, Point.360 distributed (the “Spin-Off”) to its shareholders pro rata all of the capital stock then outstanding of New 360.  Immediately thereafter, DG FastChannel contributed to New 360 its shares of the capital stock of New 360.  As a result of the Contribution and the Spin-Off, at the consummation of the Offer, the assets and liabilities of Point.360 consisted only of those assets and liabilities exclusively related to the ADS Business.

On Monday, August 13, DG FastChannel accepted for exchange all Shares validly tendered and not withdrawn prior to the expiration of the Offer.  At the expiration of the Offer, 9,532,486 Shares were validly tendered and not withdrawn.  Including Shares previously acquired by DG FastChannel, immediately after acceptance, DG FastChannel owned 11,144,922 Shares or approximately 92% of the Shares issued and outstanding.  Immediately prior to the completion of the Offer, 12,165,846 Shares were issued and outstanding.  Accordingly, 0.1895 shares of DG Common Stock were exchanged for each Share accepted for exchange in the Offer.  Each tendering shareholder of Point.360 that would otherwise receive a fractional share of DG Common Stock instead received cash equal to the fractional share interest multiplied by the closing price of a share of DG FastChannel Common Stock on the Nasdaq Global Market on Monday, August 13, 2007.  The closing price of DG FastChannel Common Stock on August 13, 2007 was $20.00 per share.

Pursuant to a Support Agreement (the “Support Agreement”) entered into by DG FastChannel and Haig S. Bagerdjian, the Chairman, President, and Chief Executive Officer of Point.360 (“Bagerdjian”) on April 16, 2007, Bagerdjian agreed to tender the Shares of which he was the record or beneficial owner (the “Support Shares”) into the Offer and not withdraw the Support Shares from the Offer at any time.  This summary of the Support Agreement is qualified in its entirety by reference to such agreement, which is included as an exhibit hereto and is hereby incorporated herein by reference.

On Tuesday, August 14, DG FastChannel completed a short-form merger of Point.360 with and into DG FastChannel, with DG FastChannel continuing as the surviving corporation. In connection with the merger, each outstanding Share was automatically converted into the right to receive 0.1895 of a share of DG Common Stock, and each Point.360 shareholder that would otherwise receive a fractional share of the DG Common Stock instead received cash, equal to the fractional share interest multiplied by the closing price of a share of the DG Common Stock on the Nasdaq Global Market on Tuesday, August 14, 2007.  The closing price of DG FastChannel Common Stock on August 14, 2007 was $19.58 per share.

Upon consummation of the merger, the Shares ceased to be quoted on the Nasdaq Global Market, and became eligible for termination of registration pursuant to Section 12(g)(4) of the Securities Exchange Act of 1934.

DG FastChannel issued a press release on August 14, 2007.  The press release is filed as an exhibit hereto.

The foregoing summaries of the Merger Agreement and the Contribution Agreement are qualified in their entirety by reference to such agreements, which are included as exhibits hereto and are hereby incorporated herein by reference.

Item 5.	Interest in Securities of the Issuer

The disclosures contained in Item 4 above are incorporated by reference herein.

The Reporting Person is the owner of 12,165,846 Shares, constituting 100% of the Shares issued and outstanding.  The Reporting Person has the sole power to vote, direct the vote, dispose and direct the disposition of all of the Shares it owns.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer
The disclosures contained in Item 4 above are incorporated by reference herein.

Item 7.	Material to Be Filed as Exhibits

Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

August 15, 2007
Date

/s/ Scott K. Ginsburg
Signature

Scott K. Ginsburg Chairman of the Board and Chief Executive Officer
Name/Title

EXHIBIT INDEX

Exhibit Number	Description
99.1	Press Release (incorporated by reference to Exhibit 99.1 of the Form 8-K filed by DG FastChannel on August 14, 2007)

99.2

Agreement and Plan of Merger and Reorganization, dated as of April 16, 2007, by and among DG FastChannel, Point.360 and New 360 (incorporated by reference to Exhibit 2.1 to DG FastChannel’s Registration Statement on Form S-4 filed on June 8, 2007, and amended on June 27, 2007 and July 11, 2007 (the “S-4”))

99.3	Contribution Agreement, dated as of April 16, 2007, among Point.360, New 360 and DG FastChannel (incorporated by reference to Exhibit 2.2 to the S-4)

99.4	Support Agreement, dated as of April 16, 2007, by and between DG FastChannel and Haig S. Bagerdjian, a shareholder of Point.360 (the “Support Agreement”) (incorporated by reference to 10.1 to the S-4)

99.5	First Amendment to Agreement and Plan of Merger and Reorganization, dated as of June 22, 2007, by and among DG FastChannel, Point.360 and New 360 (incorporated by reference to Exhibit 2.3 to the S-4)

99.6	First Amendment to Contribution Agreement, dated as of June 22, 2007, by and among DG FastChannel, Point.360 and New 360 (incorporated by reference to Exhibit 2.4 to the S-4)